UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 0-28316 CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): ☑ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended: For fiscal year ended March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BMC Software, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2101 CityWest Blvd.
Address of Principal Executive Office (Street and Number)

Houston, Texas 77042
City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     BMC Software, Inc. (the “Company”) files this report for a 15-day extension, from June 14 to June 29, 2005, for filing its Annual Report on Form 10-K for the period ended March 31, 2005 (“Form 10-K”). The Company is filing for the extension because the Company will not complete the preparation of its consolidated financial statements and management’s assessment of internal controls over financial reporting as required by Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”) by the initial filing date of June 14, 2005 without unreasonable effort and expense. Additionally, the Company is still in the process of providing information necessary for its independent auditor to complete their documentation and related audit procedures in connection with the assessment of the Company’s internal controls over financial reporting in accordance with Section 404 and the rules of the Public Company Accounting Oversight Board. The Company expects to file its Form 10-K on or before June 29, 2005.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

George W. Harrington	(713)	918-8800

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004, the Company reported revenues of $1,418.7 million and a diluted loss per share of $0.12 for the fiscal year ended March 31, 2004. In the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, the Company reported revenues of $1,067.9 million and diluted earnings per share of $0.27 for the nine months ended December 31, 2004. On April 11, 2005, the Company issued a press release and furnished such release on Form 8-K announcing its expected results for the fourth quarter of the fiscal year ended March 31, 2005, including preliminary estimates of revenues of between $388 and $400 million and diluted earnings per share in the range of a loss of $0.01 to a profit of $0.03 per share. The preliminary estimates of the Company’s financial results for the March 2005 quarter referenced in such press release are subject to change pending the Company’s completion of its year-end procedures regarding its financial statements for the fiscal year ended March 31, 2005 and the completion of the audit of such financial statements by the Company’s outside auditors.

BMC Software, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 13, 2005	By:	/s/ GEORGE W. HARRINGTON
George W. Harrington
Senior Vice President and Chief Financial Officer

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